Exhibit 99.2
[Form of]
LETTER TO RECORD HOLDERS
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Subscription Rights to Purchase Common Shares
[•], 2025
Dear Asia Pacific Wire & Cable Corporation Limited Shareholder:
This letter is being distributed by Asia Pacific Wire & Cable Corporation Limited (the “Company”) to all holders of record (the “Record Holders”) of its common shares, par value $0.01 per share ( “Common Shares”), as of 5:00 p.m., New York, NY time (“Eastern Time”), on [•], 2025 (the “Record Date”), in connection with the distribution of non-transferable subscription rights consisting of a basic subscription right and an over-subscription right (the “Subscription Rights”) to such holders to subscribe for and purchase Common Shares in a rights offering (the “Rights Offering”).
The Company is offering Common Shares in the Rights Offering (the “Additional Shares”). The Subscription Rights and the Additional Shares are described in the prospectus, dated [•], 2025 (the “Prospectus”), covering the offer and sale of the Additional Shares issuable upon the exercise of the Subscription Rights.
As described in the Prospectus, you will receive one (1) non-transferable right for each Common Share held as of the Record Date to purchase one (1) Common Share (the “Basic Subscription Right”) at the price of $1.66 per Common Share (the “Subscription Price”). The Subscription Rights are evidenced by a non-transferable certificate (the “Rights Certificate”) registered in your name and will cease to have any value as of 5:00 p.m., Eastern Time, on [•], 2025, unless the Rights Offering is terminated earlier by the Company, or extended by the Company as described below (the “Expiration Time”).
Additionally, as further described in the Prospectus, Subscription Rights holders who fully exercise their Basic Subscription Right will be entitled to subscribe for Additional Shares that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-Subscription Right”). Subscription Rights holders who are entitled to exercise their Over-Subscription Right may do so by specifying the additional investment amount that they desire to apply towards the purchase of Common Shares at the Subscription Price pursuant to the Over-Subscription Right. If an insufficient number of Additional Shares are available to satisfy fully the Over-Subscription Right requests, then the available Additional Shares will be distributed proportionately among Subscription Rights holders who exercised their Over-Subscription Right, based on the procedures set forth in the Prospectus, and any excess investment amount payments received by Computershare Trust Company, N.A. (the “Subscription Agent”) will be returned.
The Company will not issue fractional Common Shares. If an exercising Subscription Rights holder’s aggregate investment amount would otherwise permit such Subscription Rights holder to purchase a fraction of a share, the number of Common Shares that such Subscription Rights holder will purchase will be rounded down to the nearest whole share, and any excess investment amount payment received by the Subscription Agent will be returned.
As further described in the Prospectus, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), which beneficially owned approximately 80.96% of the Company’s issued and outstanding Common Shares as of July 31, 2025, informed us that it intends to participate in the Rights Offering by means of a cash investment of approximately $27.7 million. If PEWC elects to make that entire investment, it would fully exercise its Basic Subscription Rights, but not exercise any Over-Subscription Rights. However, PEWC’s stated intention is non-binding and there is no guarantee or commitment that PEWC will ultimately decide to exercise any or all of its Basic Subscription Right, or not to exercise any or all of its Over-Subscription Right.

The Subscription Rights are non-transferable and once exercised, irrevocable. The Subscription Rights will expire and be of no value if not exercised prior to the Expiration Time.
The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent prior to the Expiration Time. If the Company elects to extend the Expiration Time, it will issue a press release announcing such extension.
You will be required to submit payment in full of the aggregate investment amount that you wish to apply towards the purchase of Additional Shares at the Subscription Price pursuant to the exercise of your Subscription Rights, which payment must be received by the Subscription Agent prior to the Expiration Time.
As soon as practicable after the Expiration Time, and after any and all prorations and adjustments contemplated by the terms of the Rights Offering as described in the Prospectus have been effected, any excess investment amount payments received by the Subscription Agent from you will be returned to you, without interest or deduction.
Enclosed are copies of the following documents:
1.The Prospectus;
2.A Non-Transferable Rights Certificate evidencing the Subscription Rights for which you are the holder of record; and
3.Instructions as to Use of Asia Pacific Wire & Cable Corporation Limited Subscription Rights Certificate.
Your prompt action is requested. To exercise your Subscription Rights, you must promptly deliver the properly completed and signed Rights Certificate accompanying this letter, with payment of the aggregate investment amount specified in the Rights Certificate in full, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with full payment of the Aggregate Investment Amount (see the Rights Certificate), including final clearance of any personal checks or wire transfers of immediately available funds, prior to the Expiration Time.
If you exercise any of your Subscription Rights, you will not be permitted to revoke or change the exercise, or request a refund of monies paid.
Additional copies of the enclosed materials may be obtained from, and any questions or requests for assistance concerning the Rights Offering should be directed to Georgeson LLC, the Information Agent for the Rights Offering, by calling 1-888-615-6603 (toll free) or emailing asiapacificoffer@georgeson.com.
Very truly yours,
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
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